SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2006

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
AT JUNE 30, 2006 AND 2005
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%
s1	TOTAL ASSETS	61,398,042	100%	45,172,686	100%

s2	CURRENT ASSETS	53,871,549	88%	37,600,914	83%
s3	CASH AND SHORT-TERM INVESTMENTS	29,909,563	49%	18,515,133	41%
s4	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,771,229	27%	13,119,907	29%
s5	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,012,007	3%	1,442,013	3%
s6	INVENTORIES	3,416,746	6%	3,273,844	7%
s7	OTHER CURRENT ASSETS	1,762,004	3%	1,250,017	3%
s8	LONG-TERM	1,271,838	2%	1,249,962	3%
s9	ACCOUNTS AND NOTES RECEIVABLE (NET)	—	0%	—	0%
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED	1,271,838	2%	1,249,962	3%
	SUBSIDIARIES AND ASSOCIATES	—	0%	—	0%
s11	OTHER INVESTMENTS	—		—
s12	PROPERTY, PLANT AND EQUIPMENT	5,368,804	9%	5,466,660	12%
s13	LAND AND BUILDINGS	3,451,676	6%	3,404,957	8%
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	311,084	1%	367,091	1%
s15	OTHER EQUIPMENT	5,860,471	10%	5,781,120	13%
s16	ACCUMULATED DEPRECIATION	(4,254,427)	-7%	(4,086,508)	-9%
s17	CONSTRUCTION IN PROGRESS		0%		0%
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	885,851	1%	855,150	2%
s19	OTHER ASSETS	—	0%	—	0%

s20	TOTAL LIABILITIES	49,785,717	100%	37,003,538	100%

s21	CURRENT LIABILITIES	41,975,816	84%	30,544,021	83%
s22	SUPPLIERS	4,091,752	8%	4,235,870	11%
s23	BANK LOANS	—	0%	—	0%
s24	STOCK MARKET LOANS	312,742	1%	1,047,928	3%
s25	TAXES PAYABLE	177,352	0%	168,557	0%
s26	OTHER CURRENT LIABILITIES	37,393,970	75%	25,091,666	68%
s27	LONG-TERM LIABILITIES	6,267,626	13%	4,816,629	13%
s28	BANK LOANS	1,952,726	4%	2,133,848	6%
s29	STOCK MARKET LOANS	3,298,800	7%	2,682,781	7%
s30	OTHER LOANS	1,016,100	2%		0%
s31	DEFERRED LIABILITIES	577,799	1%	466,703	1%
s32	OTHER NOT CURRENT LIABILITIES	964,476	2%	1,176,185	3%

s33	CONSOLIDATED STOCKHOLDERS ´EQUITY	11,612,325	100%	8,169,148	100%

s34	MINORITY INTEREST		0%	—	0%
s35	MAJORITY INTEREST	11,612,325	100%	8,169,148	100%
s36	CONTRIBUTED CAPITAL	1,767,393	15%	1,834,545	22%
s79	CAPITAL STOCK	745,710	6%	745,689	9%
s39	PREMIUM ON ISSUANCE OF SHARES	1,021,683	9%	1,088,856	13%
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	0%	—	0%
s41	EARNED CAPITAL	9,844,932	85%	6,334,603	78%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	15,496,049	133%	11,962,400	146%
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,036,755)	-43%	(4,905,394)	-60%
s80	SHARED REPURCHASED	(614,362)	-5%	(722,403)	-9%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	29,909,563	100%	18,515,133	100%
s46	CASH	5,611,110	19%	1,957,124	11%
s47	SHORT-TERM INVESTMENTS	24,298,453	81%	16,558,009	89%

s7	OTHER CURRENT ASSETS	1,762,004	100%	1,250,017	100%
s81	DERIVATE FINANCIAL INSTRUMENTS	429,404	24%	173,937	14%
s82	DISCONTINUED OPERATIONS	—	0%	—	0%
s83	OTHERS	1,332,600	76%	1,076,080	86%

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	885,851	100%	855,150	100%
s48	DEFERRED EXPENSES (NET)	94,875	11%	64,174	8%
s49	GOODWILL	790,976	89%	790,976	92%
s51	OTHER	—	0%	—	0%

s19	OTHER ASSETS	—	0%	—	0%
s84	INTANGIBLE ASSET FORM LABOR OBLIGATIONS	—	0%	—	0%
s85	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
s50	DEFERRED TAXES	—	0%	—	0%
s86	DISCONTINUED OPERATIONS	—	0%	—	0%
s87	OTHERS	—	0%	—	0%

s21	CURRENT LIABILITIES	41,975,816	100%	30,544,021	100%
s52	FOREIGN CURRENCY LIABILITIES	1,299,519	3%	342,783	1%
s53	MEXICAN PESOS LIABILITIES	40,676,297	97%	30,201,238	99%

s26	OTHER CURRENT LIABILITIES	37,393,970	100%	25,091,666	100%
s88	DERIVATE FINANCIAL INSTRUMENTS	—	0%	—	0%
s89	INTERES LIABILITIES	1,587	0%	—	0%
s68	PROVISIONS	782,273	2%	648,996	3%
s90	DISCONTINUED OPERATIONS	—	0%	—	0%
s58	OTHER CURRENT LIABILITIES	36,610,110	98%	24,442,670	97%

s27	LONG-TERM LIABILITIES	6,267,626	100%	4,816,629	100%
s59	FOREIGN CURRENCY LIABILITIES	1,016,100	16%	—	0%
s60	MEXICAN PESOS LIABILITIES	5,251,526	84%	4,816,629	100%

s31	DEFERRED LIABILITIES	577,799	100%	466,703	100%
s65	NEGATIVE GOODWILL	—	0%	—	0%
s67	OTHER	577,799	100%	466,703	0%

s32	OTHER NOT CURRENT LIABILITIES	964,476	100%	1,176,185	100%
s66	DEFERRED TAXES	680,150	71%	993,104	84%
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	151,663	16%	104,483	9%
s92	DISCONTINUED OPERATIONS	—	0%	—	0%
s69	OTHER LIABILITIES	132,663	14%	78,598	7%

s79	CAPITAL STOCK	745,710	100%	745,689	100%
s37	CAPITAL STOCK ( NOMINAL)	544,630	73%	545,630	73%
s38	RESTATEMENT OF CAPITAL STOCK	201,080	27%	200,059	27%

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
S	CONCEPTS	Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	15,496,049	100%	11,962,400	100%
s93	LEGAL RESERVE	116,482	1%	116,482	1%
s43	RESERVE FOR REPURCHASE OF SHARES	888,612	6%	888,612	7%
s94	OTHER RESERVES	—	0%	—	0%
s95	RETAINED EARNINGS	12,707,366	82%	10,059,211	84%
s45	NET INCOME FOR THE YEAR	1,783,589	12%	898,095	8%

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,036,755)	100%	(4,905,394)	100%
s70	ACCUMULATED MONETARY RESULT	—	0%		0%
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(5,233,171)	107%	(5,101,710)	107%

s96	CUMULATIVE RESULT FROM FOREING CURRENCY TRANSLATION	135,389	-3%	115,267	-2%

s97	CUMULATIVE RESULT FROM DERIVATE FINANCIAL INSTRUMENTS	61,027	-1%	81,049	-2%

s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	—	0%	—	0%
s99	LABOR OBLIGATION ADJUSTMENT	—	0%	—	0%

s100	OTHER	—	0%	—	0%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER CONCEPTS
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
S	CONCEPTS	Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	34,442,915	23,184,882
s63	OTHER LOANS WITH COST	—	—
s72	WORKING CAPITAL	11,895,733	7,056,893
s73	PENSION AND SENIORITY PREMIUMS	151,663	104,483
s74	EXECUTIVES (*)	237	186
s75	EMPLOYEES (*)	38,742	31,657
s76	WORKERS (*)		—
s77	OUTSTANDING SHARES (*)	238,305,767	240,588,007
s78	REPURCHASED SHARES (*)	7,243,200	9,291,200
s101	RESTRICTED CASH	4,654,830	2,546,064
s102	NOT DEBT OF NON CONSOLIDATED COMPANIES	—	—

(*)	THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO JUNE 30, 2006 AND 2005
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
R	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	16,601,797	100%	15,303,569	100%
r02	COST OF GOODS SOLD	8,698,070	52%	8,374,830	55%
r03	GROSS PROFIT	7,903,727	48%	6,928,739	45%
r04	OPERATING EXPENSES	6,177,981	37%	5,323,209	35%
r05	OPERATING INCOME	1,725,746	10%	1,605,530	10%
r06	COMPREHENSIVE FINANCING RESULT	(544,183)	-3%	738,381	5%
r07	INCOME AFTER COMPREHENSIVE FINANCING RESULT	2,269,929	14%	867,149	6%
r08	OTHER EXPENSE AND INCOME (NET)		0%		0%
r44	SPECIAL ITEMS	—		—
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	2,269,929	14%	867,149	6%
r10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	645,732	4%	266,248	2%
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	1,624,197	10%	600,901	4%
r12	EQUITY NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	159,392	1%	297,194	2%
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	1,783,589	11%	898,095	6%
r14	INCOME FORM DISCONTINUED OPERATIONS				0%
	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	—		—
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,783,589	11%	898,095	6%
r16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET
r18	NET CONSOLIDATED INCOME	1,783,589	11%	898,095	6%
r19	NET INCOME OF MINORITY STOCKHOLDERS	—	0%	—	0%
r20	NET INCOME OF MAJORITY STOCKHOLDERS	1,783,589	11%	898,095	6%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
R	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	16,601,797	100%	15,303,569	100%
r21	DOMESTIC	15,010,786	90%	13,998,477	91%
r22	FOREIGN	1,591,011	10%	1,305,092	9%
r23	TRANSLATED INTO DOLLARS (***)	140,922	1%	121,178	1%

r06	INTEGRAL FINANCING COST	(544,183)	100%	738,381	100%
r24	INTEREST EXPENSE	395,799	-73%	351,142	48%
r42	GAIN (LOSS) ON RESTAMENT FOR UDI’S	—	0%	—	0%
r45	OTHER FINANCE COSTS	—	0%	341,059	46%
r26	INTEREST INCOME	(483,687)	89%	(57,885)	-8%
r46	OTHER FINANCIAL PRODUCTS	(231,333)	43%	—	0%
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(174,239)	32%	132,617	18%
r28	RESULT FORM MONETARY POSITION	(50,723)	9%	(28,552)	-4%

r10	PROVISION FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	645,732	100%	266,248	100%

r32	INCOME TAX	829,637	128%	282,312	106%
r33	DEFERRED INCOME TAX	(183,905)	-28%	(16,064)	-6%
r34	EMPLOYESS’ PROFIT SHARING EXPENSES	—	0%	—	0%
r35	DEFERRED EMPLOYESS’ STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
R	CONCEPTS	Amount	Amount
r36	TOTAL SALES	16,601,797	15,303,569
r37	TAX RESULT FOR THE YEAR	2,860,817	941,040
r38	NET SALES (**)	33,315,351	30,049,815
r39	OPERATING INCOME (**)	3,971,061	3,231,282
r40	INCOME OF MAJORITY STOCKHOLDERS (**)	3,881,982	1,970,856
r41	NET CONSOLIDATED INCOME (**)	3,881,982	1,971,289
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPARIMENT LOSSES	681,067	650,541

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO JUNE 30, 2006 AND 2005
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%
r1	NET SALES	8,576,010	100%	7,888,778	100%
r2	COST OF SALES	4,519,097	53%	4,338,527	55%
r3	GROSS PROFIT	4,056,913	47%	3,550,251	45%
r4	OPERATING EXPENSES	3,182,726	37%	2,687,575	34%
r5	OPERATING INCOME	874,187	10%	862,676	11%
r6	INTEGRAL FINANCING COST	(53,605)	-1%	628,670	8%
r7	INCOME AFTER INTEGRAL FINANCING COST	927,792	11%	234,006	3%
r8	OTHER EXPENSE AND INCOME ( NET )	—	0%	—	0%
r44	SPECIAL ITEMS	—	0%	—	0%
r9	INCOME BEFORE INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	927,792	11%	234,006	3%
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	256,512	3%	156,361	2%
r11	NET INCOME AFTER TAXES AND EMPLOYEES’ PROFIT SHARING	671,280	8%	77,645	1%
r12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	127,158	1%	285,083	4%
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	798,438	9%	362,728	5%
r14	INCOME FROM DISCONTINUED OPERATIONS				0%
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	798,438	9%	362,728	5%
r16	EXTRAORDINARY ITEMS — NET EXPENSE (INCOME)	—	0%	—	0%
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE NET

r18	NET CONSOLIDATED INCOME	798,438	9%	362,728	5%
r19	NET INCOME OF MINORITY INTEREST	—	0%	—	0%
r20	NET INCOME OF MAJORITY INTEREST	798,438	9%	362,728	5%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR		PREVIOUS YEAR
RT	CONCEPTS	Amount	%	Amount	%
r01	NET SALES	8,576,010	100%	7,888,778	100%
r21	DOMESTIC	7,709,441	90%	7,173,007	91%
r22	FOREIGN	866,569	10%	715,771	9%
r23	TRASLATED INTO DOLLARS (***)	74,460	1%	68,419	1%

r06	INTEGRAL FINANCING COST	(53,605)	100%	628,670	100%
r24	INTEREST EXPENSE	244,407	-456%	186,641	30%
r42	LOSS (GAIN) ON RESTATEMENT OF UDI’S	—	0%	—	0%
r45	OTHER FINANCE COSTS	233,963	-436%	341,059	54%
r26	INTEREST INCOME	(447,806)	835%	(30,229)	-5%
r46	OTHER FINANCIAL PRODUCTS	—	0%	—	0%
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(77,915)	145%	141,229	22%
r28	RESULT FROM MONETARY POSITION	(6,254)	12%	(10,030)	-2%

r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES’ PROFIT SHARING	256,512	100%	156,361	100%
r32	INCOME TAX	329,568	128%	152,598	98%
r33	DEFERRED INCOME TAX	(73,056)	-28%	3,763	2%
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	—	0%	—	0%
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	—	0%	—	0%
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPARIMENT LOSSES	340,974	133%	334,151	214%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2006 AND 2005
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
C	CONCEPTS	Amount	Amount
c01	CONSOLIDATED NET INCOME	1,783,589	898,095
c02	+ ( — ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RE- SOURCES	1,596,996	1,093,484
c03	RESOURCES FROM NET INCOME FOR THE YEAR	3,380,585	1,991,579
c04	RESOURCES PROVIDED OR USED IN OPERATION	5,724,876	3,907,050
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	9,105,461	5,898,629
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,586,743	(133,037)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(308,675)	(548,599)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,278,068	(681,636)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(480,224)	(612,200)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	9,903,305	4,604,793

c11	CASH AND SHOR-TERM INVESTMENTS AT THE BEGINING OF PERIOD	20,006,258	13,910,340

c12	CASH AND SHOR-TERM INVESTMENTS AT THE END OF PERIOD	29,909,563	18,515,133

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2006 AND 2005
(Thousands of Mexican Pesos of June 30, 2006 purchasing power)

REF		CURRENT YEAR	PREVIOUS YEAR
C	CONCEPTS	Amount	Amount
c02	+ ( — ) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RE- SOURCES	1,596,996	1,093,484
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	681,067	650,541
c41	+( — ) OTHER ITEMS	915,929	442,943

c04	RESOURCES PROVIDED OR USED IN OPERATION	5,724,876	3,907,050
c18	+ ( — ) (INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(2,459,052)	(2,001,755)
c19	+ ( — ) (INCREASE) DECREASE IN INVENTORIES	1,094,797	554,329
c20	+ ( — ) (INCREASE) DECREASE IN OTHER ACCOUNTS RECEIVABLES	(205,589)	876,211
c21	+ ( — ) INCREASE (DECREASE) IN SUPPLIERS	(491,473)	(361,976)
c22	+ ( — ) INCREASE (DECREASE) IN OTHER LIABILITIES	7,786,193	4,840,241

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,586,743	(133,037)
c23	+ BANK FINANCING	24,526	275,913
c24	+ STOCK MARKET FINANCING	(161,796)	(32,387)
c25	+ DIVIDEND RECEIVED	—	—
c26	+ OTHER FINANCING	1,724,013	(375,165)
c27	( — ) BANK FINANCING AMORTIZATION	—	—
c28	( — ) STOCK MARKET FINANCING AMORTIZATION	—	—
c29	( — ) OTHER FINANCING AMORTIZATION	—	(1,398)
c42	+ ( — ) OTHER ITEMS	—	—

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(308,675)	(548,599)
c30	INCREASE (DECREASE) IN CAPITAL STOCK	21	(11,330)
c31	( — ) DIVIDENDS PAID	(308,696)	(273,273)
c32	´+ PREMIUM ON ISSUANCE OF SHARES	—	(263,996)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	—	—
c43	OTHER ITEMS	—	—

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(480,224)	(612,200)

c34	+ ( — ) (INCREASE) DECREASE IN PERMANENT INVESTMENTS	(55,909)	—
c35	+ ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(424,315)	(612,200)
c36	( — ) INCREASE IN CONSTRUCTION IN PROGRESS	—	—
c37	SALE OF OTHER PERMANENT INVESTMENTS	—	—
c38	SALE OF TANGIBLE FIXED ASSETS	—	—
c39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		CURRENT YEAR		PREVIOUS YEAR
P	CONCEPTS
	YIELD
p01	NET INCOME TO NET SALES		10.74%		5.86%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)		33.42%		24.12%
p03	NET INCOME TO TOTAL ASSETS (**)		6.32%		4.36%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME		10.30%		14.05%
p05	RESULT FROM MONETARY POSITION TO NET INCOME		2.84%		3.17%

	ACTIVITY
p06	NET SALES TO TOTAL ASSETS (**)	0.54	times	0.66	times
p07	NET SALES TO FIXED ASSETS (**)	6.20	times	5.49	times
p08	INVENTORIES TURNOVER (**)	3.76	times	4.18	times
p09	ACCOUNTS RECEIVALBE IN DAYS OF SALES	158	days	134	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)		7.24%		7.76%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS		81.08%		81.91%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	4.28	times	4.52	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES		4.65%		0.92%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS		116.74%		88.10%
p15	OPERATING INCOME TO INTEREST PAID	4.36	times	4.57	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.66	times	0.81	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.28	times	1.23	times
p18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.20	times	1.12	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.08	times	1.01	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES		71.25%		60.61%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES		20.36%		13.01%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES		34.48%		25.53%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	23.00	times	16.79	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING		124.15%		19.51%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING		(24.15)%		80.48%
p26	ADQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES		88.35%		100.00%

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		CURRENT YEAR		PREVIOUS YEAR
D	CONCEPTS
d01	BASIC PROFIT PER ORDINARY SHARE (**)	16.46		8.05
d02	BASIC PROFIT PER PREFERRED SHARE (**)	—		—
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	—		—
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	16.46		4.97
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		—
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		3.08
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	—		—
d08	CARRYNG VALUE PER SHARE	48.73		33.95
d09	CASH DIVIDEND ACCUMULATED PER SHARE	1.31		1.12
d10	DIVIDEND IN SHARES PER SHARE	—	shares	—	shares
d11	MARKET PRICE TO CARRY VALUE	2.20	times	2.01	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	6.50	times	8.47	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	—	times	—	times

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. COMPANY ACTIVITY
Grupo Elektra, S. A. de C. V. (Grupo Elektra) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 924 stores in Mexico and 88 in El Salvador, Guatemala, Peru and Honduras (LAM). The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Elektricity.
Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.
In April 2002 Grupo Elektra received authorization from Mexico’s Treasury Ministry to operate a Retirement Savings Fund Administrator named named Afore Azteca, S. A. de C. V. (AAZ). The fund began operations in July 2003.
Grupo Elektra received authorization from the Treasury Ministry to incorporate Banco Azteca, SA de C.V., Multiple Banking Institution (BAZ), which began operations in the last quarter of 2002. As of December 31, 2004, it had established branches in 939 Elektra and Salinas y Rocha stores, and as of the close of December 2005 in approximately 482 other branches in third-party channels.
On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. and changed its business name to Seguros Azteca, S.A. de C.V. (SAZ). This company offers life, accident and medical insurance to company customers. The purchase did not include any customer portfolio or liabilities. Seguros Azteca began operations February 12, 2004.
On November 24, 2004, Grupo Elektra received authorization from the Panama Bank Superintendent, through resolution number SB-224-2004. It began operations on March 1, 2005. As of December 31, 2005 it had six branches in Panama.
Grupo Elektra incorporated Azteca Daños, S. A. on January 11, 2005. As of December 31, 2005 it had not obtained authorization by the Treasury Ministry to begin operations.
On November 11, 2004, Grupo Elektra requested registration of its shares on the LATIBEX market in Spain and began quoting its shares on November 16, 2004 under the code XEKT. LATIBEX is the only international market dedicated to Latin American capital in Euros and is regulated by Spain’s stock market laws. This market represents the ideal way to efficiently attract European investment in Latin American companies as well as to permit investors from that region to acquire and sell principal Latin American companies through the only market that operates a contracting and sales system in one currency, the Euro.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements of Banco Azteca, Banco Azteca Panama, Afore Azteca and Seguros Azteca included in the consolidated financial statements were originally prepared in accordance with accounting criteria established by regulatory commissions and have been adjusted in those cases where they differ from Mexican Generally Accepted Accounting Principles for the preparation of these consolidated financial statements.
Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
a. Recognition of the effects of inflation
The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of March 31, 2006, in accordance with the following policies.
- Inventory and cost of sales are restated by using the replacement cost method.
-Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
-The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of the last year.
-The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the deficit in the restatement of capital.
- The INPC used to recognize the effects of inflation on the financial statements was 117.309 and 113.438 as of March 31, 2006 and and 2005, respectively.
b. Bases of consolidation
The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
c. Investments in securities
The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
According to Mexican GAAP, marketable securities and other contracts that give rise to a financial asset or liability must be recognized according to the substance of the contract, using three classifications: a) acquired for business purposes, b) available for sale and c) held to maturity.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Negotiable securities are expressed at their net realization value, taking as a basis a reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of valuation in comprehensive cost of financing.
Instruments available for sale are expressed at their net realization value, taking as a basis reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of the valuation as part of comprehensive profit until the securities are disposed of. On that date gains or losses generated are recognized within the comprehensive cost of financing.
d. Loan portfolio and securitization of portfolio
The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit risks.
- Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:
- Loans with a single payment of principal and interest 30 days or more past due.
- Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.
- Loans with installments on the principal and interest, at 90 days or more in arrears.
- ‘Revolving loans if there are two monthly billing periods, or 60 or more days past due.
- Mortgage loans, when principal and interest payments are 90 days or more past due.
e. Allowance for credit risks
The methodology that credit institutions must apply in determining the amount of allowance for credit risks is found in Mexico’s Treasury Ministry’s “Rules for Classification of the Credit Portfolio of Credit Institutions” and the methodology established by the Commission for each type of loan currently contained within the provisions.
The estimates are based on studies that analyze and classify the portfolio in accordance with General Provisions Applicable to Methodology for Classification of the Credit Portfolio of Credit Institutions”, established by the Banking and Securities Commission, published in Mexico’s Official Gazette on August 20, 2004 and applicable as of the December 1, 2004, currently contained within the provisions.
These provisions state that for consumer loans, specific percentages are applied based on past due billing periods, depending on if the periods are weekly, biweekly or monthly. The institution uses weekly periods for purposes of establishing portfolio aging levels in accordance with delay in payments. Based on this, it determines the amount of allowances necessary
For housing loans, the Institution also apples specific percentages to classify the portfolio, considering the past due billing periods, probability of breach and or severity of loss associated with the value and nature of the guarantees for these loans.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
For purposes of classifying the commercial loan portfolio, information is used from quarters that ended in the months of March, June, September and December. To determine the net value of this loan portfolio, each loan is individually classified in accordance with the methodology used according to their balance.
In addition, for loans with balances greater than 900,000 UDIs as of the date of classification, the credit worthiness of the debtors is evaluated. Additionally, the Company established the policy of creating allowances additional to those determined in accordance with the preceding paragraphs. This policy consists of determining the amount of the allowance for each type of loan in light of the expected amount of the loss in accordance with past behavior. This is based on accumulated experience of affiliated companies, which until the start up of operations of BAZ were responsible for granting loans for acquisition of durable consumer goods as well as the bank’s experience (including statistical calculations).
For purposes of the allowance for loans granted in Latin American countries where the company has operations, it has created the allowances based on expected losses according to past behavior. Calculation of these allowances consists of increasing them for each credit sale by 5%.
f. Inventories.
Inventories are originally valued at cost of acquisition and are restated as mentioned in Note 2-a. Values are as of last purchase, which do not exceed market value.
g. Property, furniture, equipment and investment in stores
Property, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a.
Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.
The Company conducts a major part of its operations from leased facilities, which include 894 stores, nine distribution centers and the building housing the Company’s headquarters. These facilities are under operating leases that expire at various times over the next eight years. Most of the leases are renewable for periods of three to five years.
Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.
h. Investments in shares
The investment in CASA and Círculo de Crédito, S. A. de C. V. is valued by the equity method. The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a. The equity in the The equity in the results of CASA, Círculo de Crédito and other associated companies, is shown in the statement of results.
In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
i. Goodwill
Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years, negative goodwill is amortized over five years; both are restated as mentioned in Note 2-a.
In accordance with the accounting provisions of Bulletin C 15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to impairment tests in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.
As of March 31, 2006 and 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.
j. Demand and term deposits
BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
k. Income tax, asset tax and workers’ profit-sharing
The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the repurchase agreement profit basis determined under the Income Tax Law.
l. Labor obligations
Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs in the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.
As of December 31, 2005, the company created a plan to cover legal indemnity payments which are determined in accordance with actual early studies carried out by independent experts.
Until December 31, 2004, other payments based on seniority which workers have the right to in case of separation or death according to Mexico’s Federal Labor Law are taken to results in the year in which they are payable.
m. Review of the values of long-lived assets
The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal,” of Mexican Generally Accepted Accounting Principles, issued in March 2003.
n. Transactions in foreign currencies and translation of foreign operations
Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange-rate differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.
To consolidate the operations of the subsidiaries in El Salvador, Guatemala, Honduras and Peru, the Company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year.
o. Earnings per share
Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding.
Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra distribution of profits.
p. Operations with derivative financial instruments
Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company share prices are recognized in the statement of income as income or expense, and those corresponding to interest rate coverage instruments are recognized in comprehensive income.
Beginning in 2004, the Company chose early adoption of Bulletin B 10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles.
q. Comprehensive income
Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions.
r. Revenue recognition
The Company recognizes revenue on sales when goods are delivered to customers.
Interest is recognized as income when accrued, applying the straight line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Revenues from money transfer services represent the commissions paid by Western Union to the Company arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.
Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
s. Presentation of revenues and costs
In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
( * ) In January 1996, Elektra signed a 10-year exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$ 14.2 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow sells a portion of the shares of the subsidiaries equivalent to US$ 14.2 million, which are paid annually to Elektra as consideration for the exclusive services. In January 2006 a new contract was signed for an additional six years and one month.
t. Use of estimates
Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
u. Reconciliation between net income and EBITDA

	2Q06	2Q05	2006	2005
Reported net income	798.4	362.7	1,783.6	898.1

Add (substract) the following items:
Minority interest	—	—	—	—
Extraordinary item	—	—	—	—
Equity in (income) loss of affiliated companies	(127.2)	(285.1)	(159.4)	(297.2)
Tax provision	256.5	156.4	645.7	266.2
Comprehensive financing cost	(53.6)	628.7	(544.2)	738.4
Depreciation and amortization	341.0	334.2	681.1	650.5
Monetary loss recorded on revenues	0.2	—	(5.1)	—
Monetary gain recorded on cost	1.0	(0.5)	1.0	(0.3)

	417.9	833.6	619.1	1,357.7

EBITDA	1,216.4	1,196.3	2,402.7	2,255.8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2006
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
GRUPO ELEKTRA ANNOUNCES TOTAL REVENUE GROWTH OF 9%, TO RECORD OF Ps.8,576 MILLION
-Net Income Rises 120% to Ps.798 Million-
-Banco Azteca’s Deposits Grow 46% to Ps.33,957 Million, and Gross Credit Portfolio* Increases 29%, to Ps.17,321 Million-
Mexico City, July 26, 2006-Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the second quarter of 2006.
Superior products and services, together with a positive economic environment, translated in revenue, gross margin and consolidated net income growth for the quarter, to outstanding levels,” commented Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “We focus on continuously meeting our customer’s needs, through top quality goods and services, which allow us to consolidate our solid leadership and lays the foundation for sustained growth in Mexico and Latin America.”
Our attractive savings and investment options produced substantial growth on deposits and increased the demand for credit during the quarter, which resulted in solid revenue for Banco Azteca,” commented Carlos Septien Michel, Chief Executive Officer of Banco Azteca. “Important promotional and advertising efforts during the period, place us in an improved market position, which results in a dynamic operating outlook.”
Financial Highlights:
Millions of pesos of constant purchasing power as of June 30, 2006.

			Change				Change
	2Q05	2Q06	$	%	6M05	6M06	$	%
Consolidated Revenue	7,889	8,576	687	9%	15,304	16,602	1,298	8%
Gross Profit	3,550	4,057	507	14%	6,929	7,904	975	14%
EBITDA	1,196	1,216	20	2%	2,256	2,403	147	7%
Net Income	363	798	436	120%	898	1,784	885	99%
EPS (Pesos per Share) (1)	1.48	3.39	1.90	129%	3.67	7.56	3.90	106%

(1)	Calculation based on 244,876,000 Elektra* weighted average at June 30, 2005 and 235,817,000 Elektra* weighted average outstanding at June 30, 2006.

*	Gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2006
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2006
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
FINANCIAL DIVISION
Banco Azteca
Banco Azteca reported net income of Ps.108 million in 2Q06, compared with Ps.126 million registered in 2Q05. The reduction primarily results from a 42% increase in the financial cost together with an increase in operating expenses.
As of June 30, 2006, the estimated capitalization index of Banco Azteca was 11.3%, without changes compared with the number reported at the end of the same period in the prior year. Banco Azteca’s capitalization index favorably compares with the 8% minimum required by Mexican authorities.
Gross Credit Portfolio
The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.17,321 million, 29% higher than the Ps.13,436 million reported at the end of 2Q05. The average term of the credit portfolio at the end of 2Q06 was 50 weeks, same as in the prior year. At the end of 2Q06, we had a total of 7.7 million active accounts, a 79% increase compared with 4.3 million at the end of the same period a year ago.
Saving Accounts and Term Deposits
Net deposits were Ps.33,957 million at the end of 2Q06, 46% up from the Ps.23,184 million of the previous year. The total number of active accounts was 6.3 million, compared with 4.2 million a year ago.
Afore Azteca
As of June 30, 2006, Siefore Azteca reported Ps.13,185 million in customers’ assets under management, 223% higher than the Ps.4,197 million reported the previous year.
Seguros Azteca
Seguros Azteca’s reported a 43% increase in the number of policies issued, to 1.2 million, from 852,000 in 2Q05.
Commercial Division
Revenue of the commercial division in the quarter was Ps.4,891 million, compared with the Ps.4,901 million in 2Q05. Despite lower revenue, gross margin grew 420 basis points to 35% in 2Q06, and gross profit increased 13% to Ps.1,701 million.
Total Debt and Net Debt
As of June 30, 2006, the commercial division’s total debt with cost was Ps.5,317 million, compared with Ps.3,732 million reported a year ago, primarily resulting from the issuance this quarter of Ps.1,250 million of long term Securities Certificates (CEBURES). Short term liabilities were paid with the resources obtained from the CEBURES.
Despite this increase, the net debt of the commercial division registered a negative balance of Ps.3,501 million, compared with a negative balance of Ps.595 million as of June 30, 2005.
Consolidated Financial Results
Consolidated Revenue
Total consolidated revenue was Ps.8,576 million in 2Q06, 9% higher than the Ps.7,889 million reported in the same period a year ago.
Operating Expense
During the quarter, operating expenses were Ps.3,183 million, an increase of 18% compared with Ps.2,688 million in the same period a year ago. The increase was primarily due to a 47% rise in the headcount of employees at the financial division.At the close of 2Q06, Grupo Elektra had 38,979 employees in its two main business divisions, compared with 31,843 employees at 2Q05, a 22% increase. A portion of the increase relates relates to strategies oriented to strengthen the positioning of the company’s financial services, in Central and South American countries in which Grupo Elektra currently operates, and to expand the business model to new markets in Latin America.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2006
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
EBITDA
Consolidated EBITDA reached Ps.1,216 million, an increase of 2% compared with Ps.1,196 million in 2Q05, despite of the 18% increase in consolidated expenses. The EBITDA margin decreased 100 basis points to 14.2% from 15.2% a year ago.
EBITDA & Operating Profit
Millions of Pesos of constant purchasing power as of June 30, 2006.

			Change				Change
	2Q05	2Q06	$	%	6M05	6M06	$	%
EBITDA	1,196	1,216	20	2%	2,256	2,403	147	7%
Operating Profit	863	874	12	1%	1,606	1,726	120	7%
Operating Profit
During the second quarter, operating income increased 1%, as a result of the combination of a 9% rise in total revenue, as well as the increase of 4% in total costs and 18% in total expenses.
Comprehensive Cost of Financing (CIF)
The Comprehensive Cost of Financing reported a financial gain of Ps.54 million in the quarter, compared with a Ps.629 million financial loss a year ago.
The financial gain in this quarter was primarily influenced by the increase in interest income to Ps.418 million, as a result of a higher yield in the company’s balance of cash and investments. In addition, there was a foreign exchange gain of Ps.78 million in the quarter, compared with a Ps.141 million loss a year ago. The gain this quarter resulted from a peso depreciation against the US dollar, together with a net asset position in US dollars.
Net Income
The increase in total revenue, together with a positive result in the Comprehensive Cost of Financing were fundamental in generating net income income of Ps.798 million in the quarter, 120% higher than the net income of Ps.363 million in the same quarter a year ago.
Capex
As of June 30, 2006, capital expenditures were Ps.424 million, mainly resulting from Banco Azteca’s branch expansion.
Cash and Cash Equivalents
As of June 30, 2006, total cash and cash equivalents were Ps.29,909 million, 62% higher than the Ps.18,515 million at the end of 2Q05. The increase resulted from a 49% growth to Ps.21,092 million in the cash balance of the financial division—in line with the rise in customer deposits -as well as a 104% increase in the cash balance of the commercial division, to Ps.8,818 million.
Consolidated Gross Loan Portfolio
Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of June 30, 2006, was Ps.18,367 million, 30% higher than Ps.14,088 million as of June 30, 2005.
Consolidated Equity
Consolidated equity as of June 30, 2006, was Ps.11,612 million, 42% higher than the Ps.8,169 million of the previous year.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA
GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2006
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
Company Profile
Grupo Elektra is Latin America’s leading speciality retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra,Salinas y Rocha, Bodega de Remates and Electricity stores adn over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.
Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through aproximately 1,400 Banco Azteca branches located within iis stores, as a stan-alone, and in other channels in Mexico and Panama. Banking and financial services include loans,electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.
Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S.Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:
-Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
-We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
-EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
-We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as
Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash).
However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
-We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.
EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

				TOTAL AMOUNT
NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
COMPANY	ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value
ASSOCIATED COMPANIES
1 COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.85	260,538	1,023,486

2 TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	61,788

3 OTRAS ASOCIADAS	TWENTY	—	—	156,933	186,564

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				424,994	1,271,838

OTHER PERMANENT INVESTMENTS					—

TOTAL					1,271,838

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5
AT JUNE 30, 2006 AND 2005

			Amortization of Credits Denominated in Pesos ( Thousands of $ )						Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Year	Year	Year	Year	Year	Year	Year	1 year	2 years	3 years	4 years	5 years
UNSECURED DEBT

BANCO DE MEXICO, S.A.	05/30/2009	6.86				1,952,726

TOTAL			—	—	—	1,952,726	—	—	—	—	—	—	—	—

STOCK MARKET DEBT

STOCK MARKET CERTIFICATES / NACIONAL FINANCIERA, S.N.C.	03/09/2012	10.21		291,200.00	325,000.00	361,400	405,600	956,800

STOCK MARKET CERTIFICATES / NACIONAL FINANCIERA, S.N.C.	03/01/2019	10.43				—		1,250,000

ACCRUED INTEREST	07/07/2006	10.21	13,937			—

ACCRUED INTEREST	07/07/2006	10.43	7,605			—

TOTAL			21,542	291,200	325,000	361,400	405,600	2,206,800	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5
AT JUNE 30, 2006 AND 2005

			Amortization of Credits Denominated in Pesos ( Thousands of $ )						Amortization of credits in foreign currency with foreign institutions
Credit Type		Interest	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Year	Year	Year	Year	Year	Year	Year	1 year	2 years	3 years	4 years	5 years
SUPPLIERS

FACTORING			671,328
MABE SA DE CV			416,072
LG ELECTRONICS MEXICO S.A. DE C.V.			333,802
SONY DE MEXICO SA DE CV			295,596
WHIRLPOOL MEXICO S.A. DE C.V.			273,929
LONCIN GROUP IMPORT AND EXPORT CO L			243,124
SAMSUNG ELECTRONICS MEXICO S.A. DE			232,174
NOKIA MEXICO SA DE CV			160,163
DAEWOO ELECTRONICS CORPORATION DE MEXICO S A DE CV			158,476
PANASONIC DE MEXICO S.A. DE C.V.			153,829
BRIGHTSTAR DE MEXICO S.A. DE C.V.			91,365
MULTITRADE INTERNATIONAL S.A. DE C.			87,839
HEWLETT PACKARD MEXICO S DE RL DE CV			68,911
AVATAR TECHNOLOGY INC.			61,731
PHILIPS MEXICANA SA DE CV			48,720
UNIPLUS S.A. DE C.V.			42,543
GTW DE MEXICO S. DE R.L. DE C.V.			42,332
MAYTAG COMERCIAL S DE RL DE CV			41,648
OTROS (menores a 5 mills)			39,926
PETTERS CONSUMER BRANDS MEXICO S DE RL DE CV			38,623
SHARP ELECTRONICS CORPORATION			21,572
INDUSTRIAS MAN DE MEXICO SA DE CV			21,458
IMPCO S DE RL DE CV			20,840
SISTEMAS ABIERTOS DE COMPUTO S.A DE C.V.			18,408
KOBLENZ ELECTRICA S.A DE C.V.			17,934
IMPORTADORA ME DEMEXICO S.A. DE C.V			16,248
SUNBEAM MEXICANA SA DE CV			15,681
BICICLETAS MERCURIO S.A. DE C.V.			13,042
CARRIER MEXICO SA CV			13,000
ELECTROLUX HOME PRODUCTS INTERNATIONAL			12,809
BRIDGESTONE FIRESTONE DE MEXICO SA DE C.V.			12,186
BICICLO S.A. DE C.V.			12,062
DISTRIBUIDORA DE PRODUCTOS SINGER SA DE CV			9,879
APPLICA MANUFACTURINGS S DE RL DE C			9,831
INDUSTRIAS LENNOX DE MEXICO SA DE CV			9,252
SPRING AIR MEXICO SA DE CV			9,223
ELECTROLUX COMERCIAL SA DE CV			8,835
FUJIFILM DE MEXICO S.A. DE C.V.			8,544
BSH ELECTRODOMESTICOS S.A. DE C.V.			6,610
UTSTARCOM PERSONAL COMMUNICATIONS L			6,374
G S E B MEXICANA SA DE CV			6,107
TTE MEXICO S.A. DE C.V.			5,832
BROTHER INTERNATIONAL DE MEXICO SA DE CV			5,717
INDUSTRIAS DK SA DE CV			5,716
AMOI			5,710
YORK INTERNACIONAL SA DE CV			5,392
DISTRIBUIDORA DE BICICLETAS BENOTTO SA DE CV			5,323
GRUPO BLER DE MEXICO S.A. DE C.V.			5,284
KODAK MEXICANA SA DE CV			5,128
COMERCIALIZADORA Y DISTRIBUIDORA MORELLI SA DE CV			5,050
OTHER LATINAMERIA SUPPLIERS									270,574

TOTAL SUPPLIERS			3,821,178	—	—	—	—	—	270,574	—	—	—	—	—

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5
AT JUNE 30, 2006 AND 2005

			Amortization of Credits Denominated in Pesos ( Thousands of $ )						Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Year	Year	Year	Year	Year	Year	Year	1 year	2 years	3 years	4 years	5 years
OTHER LIABILITIES
OTHER				35,582,751

OTHER									145,445	881,914	451,600	564,500

OTHER CURRENT LIABILITIES AND
OTHER CREDITS				35,582,751	—	—	—	—	145,445	881,914	451,600	564,500	—	—

			3,842,720	35,873,951	325,000	2,314,126	405,600	2,206,800	416,019	881,914	451,600	564,500	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.29
LEMPIRAS	19.03
QUETZALES	7.61
SOLES	3.27
COLONES	8.75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS
TOTAL ASSETS	423,431	4,780,541	108,903	1,229,516	6,010,057
TOTAL LIABILITIES	144,275	1,628,860	60,829	686,759	2,315,619
SHORT-TERM LIABILITIES	54,275	612,760	60,829	686,759	1,299,519
LONG-TERM LIABILITIES	90,000	1,016,100	—	—	1,016,100

NET BALANCE	279,156	3,151,681	48,074	542,757	3,694,438

NOTES:

THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.29
LEMPIRAS	19.03
QUETZALES	7.61
SOLES	3.27
COLONES	8.75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	5,027,675	10,779,866	(5,752,191)	0.59	(33,731)
FEBRUARY	7,104,521	11,293,516	(4,188,995)	0.15	(6,410)
MARCH	7,100,366	10,543,983	(3,443,617)	0.13	(4,321)
APRIL	7,036,499	10,664,354	(3,627,855)	0.15	(5,319)
MAY	9,414,564	10,024,664	(610,100)	0.45	2,716
JUNE	7,720,974	11,973,325	(4,252,351)	0.09	(3,672)
JULY	—	—	—	—	—
AUGUST	—	—	—	—	—
SEPTEMBER	—	—	—	—	—
OCTOBER	—	—	—	—	—
NOVEMBER	—	—	—	—	—
DECEMBER	—	—	—	—	—
RESTATEMENT			—		14
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					(50,723)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES
NOT APPLICABLE
CURRENT SITUATION OF FINANCIAL LIMITATIONS
NOT APPLICABLE
BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
MAIN RAW MATERIALS
ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP				4,738,291
INTEREST INCOME INVESTMENTS				1,282,687
VIDEO			924	1,281,490
AUDIO			649	988,707
TELEPHONES AND ACCESORIES			457	885,530
OTHER			—	747,337
REFRIGERATORS			215	674,846
WASHERS AND DRYERS			244	643,708
MOTORCYCLES			56	486,931
STOVES AND GRILLS			146	360,887
AIR CONDITONERS			229	322,992
COMPUTERS AND ACCESORIES			49	317,553
MONEY TRANSFERS				289,704
MATTRESSES			187	269,108
LIVING ROOM FURNITURE			67	267,312
BEDS AND BUNK BEDS			72	165,002
BYCICLES			116	162,588
SMALL APPLIANCES			230	162,538
ENTERTAINMENT GAMES			56	147,973
EXTENDED WARRANTIES			—	139,259
BOOKCASES AND WARDROBES			66	129,163
DINING SETS			30	83,412
SMALL ELECTRONIC APLLIANCES			249	83,035
OTHER REPAIRS			116	73,770
PHOTO AND ACCESORIES			42	67,087
COINS OF SILVER			472	47,295
DINING ROOM FURNITURE			14	45,200
PRINTERS			26	35,906
SEWING MACHINES			17	30,848
ACCESORIES			117	15,720
TYPEWRITING MACHINES			12	10,154
TOOLS			4	9,852
CARS			14	9,089
FOOD			2	8,447
TRANSPORTATION			8	8,018
BUSINESS			3	7,906
VACUUM CLEANERS			8	4,652
MOVIES			60	1,995
OTHERS			30	4,794

TOTAL				15,010,786

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
SALES				1,232,904	LATIN AMERICA
MONEY TRANSFERS				336,572	UNITED STATES
PENALTY INTEREST				11,344	LATIN AMERICA
EXTENDED WARRANTIES				10,191	LATIN AMERICA

TOTAL				1,591,011

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	238,305,767		78,222,947	160,082,820	544,630

TOTAL			238,305,767	—	78,222,947	160,082,820	544,630	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING : 238,305,767

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
PROJECTS INFORMATION
ANNEX 13
NOT APPLICABLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14
NOT APPLICABLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2006
GRUPO ELEKTRA, S.A. DE C.V.
DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION
We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
MEXICO CITY AT JULY 26 , 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: JULY 31, 2006